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Operator:  Our first question comes from the line of Jessica Verakas with
Goldman Sachs.

Jessica Kourakas: Hi. Good afternoon. Just a couple questions: for one... can you talk about what you think the underlying secular growth is of the emulation hardware business, you know, once we get past this current downturn. The other thing I guess would be...obviously you've revised your outlook of, I guess, any thoughts as to when business might pick up again within the near future and is there any limit as to how long these companies can withstand not buying more emulation hardware, and lastly, in terms of profitability, I guess, since you've revised your outlook, can you talk a little bit about your outlook for the possibility of when you feel like you can see consistent profitability again and is there any thought to restructuring? I apologize, I'm not as familiar with IKOS. Thanks.

Ramon Nunez: Let me take that call, this is Ramon. First of all, the underlying growth drivers for emulation continues to be the growth in the complexity of the design. We frankly don't see an end in sight. The designs are getting more complex and design engineers really have nowhere to turn to but to higher-performing verification solutions and we feel that hardware-based verification platforms are the answer to that need. With respect to your other two questions...

Jessica Kourakas: I'm sorry, can you just repeat what you think the growth rate is of that part of the industry?

Ramon Nunez: The growth rate has been in excess of 20% over the last year or so. It's very difficult to predict what the growth rate will be going forward, given the economic conditions we are faced with. So I wouldn't want to speculate on that going forward, but I think it's fair to say that emulation has gone faster than the EDA market overall and has been a stellar performer over the last two years.

Jessica Kourakas:  OK

Ramon Nunez: With respect to companies... when will they reach the limit and go ahead and turn their budgets loose to buy emulation? Well that's again a speculative answer that I think is purely an opinion at this point, but I Guess the indicators that I'm looking for is the level of activity that we see in the field and the kinds of decisions our customers are making. And with respect to the level of activity, I can tell you we've seen increased activity over the last two months in terms of number of evaluations and number of engagements with customers, and the behavior of our customers continues to be very cautious with respect to spending, especially on the capital side, but I think they continue to invest in R&D and from my perspective it's just a matter of time before they have to make those decisions. At this point, we don't have clear visibility over when they will do that, but clearly we are watching that very carefully and will be able to update you more on our conference call on the 18th.

With respect to your last question on profitability: again, this is a question that we will be able to address more specifically on the 18th. At this point, what I can tell you is that we have taken measures to reduce expenses and to make sure that we do the right things to manage, given the economic conditions that we have and we'll be able to give you more updates on the 18th.

Jessica Kourakas:  What was your headcount as of last quarter?

Ramon Nunez:  Just over 300 people.

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Jessica Kourakas:  Ok, great. Thank you very much.

Operator: Our next question will come from the line of Garo Toomajanian with Dain Rauscher.

Garo Toomajanian: Hi. It's Garo Toomajanian with Dain Rauscher Wessels. Also, a couple of quick questions...One of them is I'm curious as to why you chose now to announce the acquisition if it's not to be closed for basically, a year, and second is, if you could maybe review what the, how some of the litigation issues with IKOS and Axis may impact whether or not this deal will actually close.

Aart de Geus: The reasons to announce the deal today is because it was signed this morning and so this is clearly material to those companies and would be a poorly kept secret in Silicon Valley, so it's a given that we would announce immediately after signing.

Ramon Nunez: Regarding your last question: The Axis litigation continues. We are in the discovery phase and we don't frankly see any impact from that litigation process on our transaction.

Garo Toomajanian: Would that be in both I guess there are two cases: One by them against you and another sort of by you against them that are unrelated. Is that correct?

Ramon Nunez: That's correct. So I don't want to dive into that discussion, but suffice it to say that we are in the middle of discovery, and as those things take time, and things change, we will update you.

Garo Toomajanian: Ok. Is there any chance that the litigation issues could have an effect on whether or not the acquisition will close?

Ramon Nunez:  I don't see any reason why that would have any effect.

Garo Toomajanian:  Ok, thanks.

Operator:  Our next question comes from the line of Erach Desai with CSFB.

Erach Desai:  Aart, I guess I'm curious about one thing which is, I think:
Walking away from the lessons of Arkas, the previous emulation technology that you had acquired, if I recall correctly, and you can correct me, there were issues of being involved in the hardware side of the business and also just sort of being more involved with a business that was cyclical with a capital expenditure cycle. So perhaps I guess could you shine a little more light on why it makes sense now, five years later, or four years later?

Aart de Geus: Sure, there are plenty of lessons I'm sure we'll learn over time, but one of the lessons I've learned at that time was that being in the emulation business without having simultaneously strong simulation position is very difficult and kudos for IKOS for having been able to achieve that. We at that time did not have the strong simulation position that we have today and in that sense IKOS is a fantastic add-on in the overall verification solution. The second observation is more technical in nature, which is at that time, emulation was very much driven by dedicated chips, essentially very sophisticated ASICs, and we have built one of those. The problem with those things is they have a hard time keeping up with the FPGA technology, because FPGA technology obviously is being developed not just for emulation but for many, many other applications and thus you get the benefit of extremely rapid technology evolution, and today FPGAs are on par with state of the art chip manufacturing and in some cases are actually used to debug fab lines, and so from that perspective the solution that IKOS has to offer is much more expandable, especially given the new architecture that they have recently put on the market.
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Eric Diseye:  That's fair. On a competitive front, you did mention that from an installed-base standpoint, IKOS is number two, but you've got Mentor still out there fighting the battle, at least outside of North America, you've got Axys which appears to have this reconfigurable hotbox--it seems crowded for a $150 million market. How do you rationalize--you just expect to be number one or number two, your same old goal?

Aart de Geus: Same old goal, absolutely! I think we've all learned in our business that in EDA, if you're number one you make money, if you're number two you may break even and everybody else looses their shirt over time. And so, we only have the same goal for that business going forward, but just as important is the fact that this is a component in a broader verification strategy that has many other tenets, and so in that context, for a number of our customers, they would love to have a solution that is more integrated, that has all best-in-class components and help them through what are increasingly pretty tough problems.

Eric Diseye: Following on to what Garo was asking but more on a business front. I think Axys has customers that you would know of. Just wondering what level of involvement you had in perhaps looking at Axys before you decided to go with IKOS

Aart de Geus: When you get engaged to a date you don't really comment about other dates, I think we'll leave it at that.

Eric Diseye:  Good answer. Thanks.

Operator: We'll get our next question from the line of Jennifer Jordan with Wells Fargo.

Jennifer Jordan: Good afternoon everyone. I'm interested if you wouldn't mind commenting on how prospects look for the rental agreement that they're working on, or the rental sale strategy to shift some of the purchasing of emulation into the research and development budget and how that fits, perhaps, with your strategy of expanding your verification market.

Aart de Geus: I'm happy to do that. The iEmulate program that we announced at the Design XXXXX? conference that we did a couple of weeks ago is aimed at two primary objectives. Number one is to enable companies that have budgetary constraints on the capital side to be able to acquire these machines on a rental basis. Number two is to enable companies that have not been able to afford--this might be the start-up companies that would like to have this capability but can't afford the million-dollar price targets that some of these systems have and we announced this, as I mentioned, two weeks ago at the Design XXXXX? conference. We have seen tremendous response from that program and we expect to take some deals in over the next several weeks. One of the things that we obviously know about rental programs is that it is very consistent with the ratable business that Synopsis has. It also gives us the ability to seed the market for more capital acquisitions down the road so we are very excited about that. It's too early to tell what the outcome is going to be in the short term, but long term I think it's going to be a very exciting program for us.

Jennifer Jordan:  Thank you.

Operator: Our next question comes from the line of Christian Suave with Think Equity Partners.
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Christian Schwab: Good afternoon. This question is for Ramon. I just have a few questions about your business, if you could comment on gross margins, if gross margins held steady for you guys, if you're seeing any particular customer where weaknesses is, what I mean by that is i.e. graphics, multimedia or telecom networking, or across the broad spectrum. Lastly I was curious about the previous orders that were pushed out in Q2, if they were pulled in in Q3?

Ramon Nunez: Sure Christian, the first question. About GPM, obviously when you have revenues down to the degree that we have in Q3, GPM will be impacted. I would expect for the quarter we'll around 70%, but as you know we had had target for a long time of 78, we achieved it over 2 years ago, and we maintained a pretty high margin around those levels for a while. Your second question about weakness, we have seen weakness more recently around the networking market and I think that the communications area in general has had a relative weakness over the last few months. The last question, the previous orders, we mentioned in the last conference that we had a couple of orders that pushed out into Q3. We were able to bring in one of those and the other one continues to be pushed out, the interest from that customer continues to be high, the requirement is still there and their project continues to be pushed out, primarily driven by capital expense constraints, so we are still optimistic that we can get that order and that now has been pushed into our 4th fiscal quarter.

Christian Schwab: And just one quick follow-up question, have you guys, you guys mentioned previously that you expected to see strength in Europe and Japan and then others quickly announced that those markets were deteriorating. I'm wondering if you had any success in Europe and Japan with previous sought commitments?

Ramon Nunez: In terms of the regional market strength, I think we have seen relative strength from Japan over the last several months. We have not seen the kind of strength that we had hoped for from Europe, and of course we know that the North American economy has been fairly weak. But Japan seems to be the bright spot overall for the last few months

Christian Schwab:  Thanks.

Operator: Our next question will come from the line of Brian Swift with Security Research.

Brian Swift: Hi, my question is more directed towards Ramon and the IKOS people. From the standpoint of the way the deal is structured, it's certainly understandable from Synopsis side as to why the deal would have to be structured to not close until next year, after the covenant period, but I'm not sure I see the advantage to IKOS in terms of entering into this agreement now, because, generally when you're about to close on a transaction, the valuation is based on, yes, what has happened over the last 12 months, but usually quite a bit of it is based on a view of what's going to be happening in the next 12 months. But in this case this transaction is going to be determined on basically looking in the rearview mirror alone. As you know, even the most optimistic of people in our industry in terms of predicting the turn, might see it being you know a quarter or two away, and maybe the more pessimistic ones don't expect it to really turn until the you know middle of next year. So the way this deal is structured seems to be... you're going to get, you know the shareholders are going to get penalized by what's going to be happening the next couple of quarters. So, I guess that would lead to a question, is there a breakup fee on both sides involved with the transaction, and if so, how much is it? And my second question would relate to the one of the last questions had to heal with the newly announced rental business program. It would seem to me that that would be a program that would be detrimental to the way this deal is structured, because to the extent that of some of your customers are now offered an opportunity to go onto that program, albeit some revenue is better than no revenue, you know unless there's some more detail in the way your deal is structured, that could be you know a disincentive, shall we say.

Ramon Nunez: Brian, those are excellent questions. So let me start from the top. First of all: Why now? I think the simple answer is that once we engage in this process to consider merging with another company, we evaluated all the strategic alternatives that we had in front of us, and we determined that this was the best option for IKOS long term. With regards to the deal itself, I think we are very enthusiastic about the probability of closing this deal and that's why we structured it the way it's structured. I do believe that the probability of us performing better than you're perhaps fearing we might have performed is very high. I think the need for this product, the need for this technology is very high and I think it's just a matter of time before the floodgates open and capital spending improves. I think we've always held a view that EDA has always lead in any recovery in economic cycle and I think that's going to be the case this time around as well. With respect to the breakup fee, I think that you'll be able to see that in the final agreement that we signed and that will be disclosed to the public. There is a breakup fee, but we are very encouraged about what we have here in front of us and we intend to close this deal. Lastly, on the rental program. I think that what you need to know is that the rental program is specifically for the prior generation product line, the 5M. It is not available for the latest 15M technology, which is the highest capacity, highest performing product, and by the way, the most sought after for the complex, leading-edge designs.

Brian Swift:  Well, that's helpful.

Operator: We'll move on then, our next question will come from the line of Mike Crawford with B. Riley & Company.

Mike Crawford: Thank you, I think this question is primarily for Ramon. Ramon how much of product revenues in the current quarter are related to the 15 million gate product.

Ramon Nunez: Let me ask Joe to answer that question, I don't have that at the tip of my fingers here.

Joe Rockom:  About two and a half million represent for the 15M.

Mike Crawford: What about maintenance revenues, are those going to run at the same five and a half million rate?

Joe Rockom: They were down slightly this quarter. They were down to 5.1 million, I believe.

Mike Crawford:  OK, and, finally, what is the backlog?

Ramon Nunez: We don't disclose the amount of backlog. We've never disclosed that, but we will continue to comment on it relative to its strength. I think going forward over the next four quarters, again we'll cover this on our conference on the 18th. We'll be able to tell you whether or not we've increased or decreased the backlog, but we will remain with our previous philosophy.

Mike Crawford: And typically the backlog has represented, what, a couple of weeks or a month or a couple of months of sales, or you've haven't even commented to that extent?

Ramon Nunez: What we have stated consistently over the last two or three years is that our backlog was at least 50% of the product revenues, over the target product revenues for the following quarter.

Mike Crawford:  OK Great. Thank you very much.

Moderator: Our next question will come from the line of Jeff Macy with Needham & Company.

Jeff Macy: Hi this question is for Ramon. And I was wondering if you could comment on, for this quarter just ended, were any of the shortfalls in sales due to losses to competition.

Ramon Nunez: No, Jeff. In fact I'm not aware of any losses to competition. We have been engaged in a number of competitive situations and the decisions that we were looking for in the quarter were, by in large pushed out to subsequent weeks or months, so we did not loose any that I'm aware of last quarter.

Jeff Macy: And so what are people using right now as substitutes then for emulation or are they just making due with one box or the people that don't have any emulation, what are they doing instead of?

Ramon Nunez: I think it falls into several buckets. I think one bucket is that the customers that are delaying projects are probably the largest bucket. Where they anticipated having a lot more design activity and they're pushing it out as much as they can, but the other category might be where customers that currently have emulation, they are making do with what they have. We have customers that are running 24 hour shifts on the emulation boxes etc. And lastly, those customers that have not purchased emulation or acceleration, they're relying on traditional simulation products, running them on multiple workstations or multiple PCs.

Jeff Macy:  Ok, Great. Thanks a lot.

Operator: At this time speakers, there are no further questions in queue, please continue.

Aart de Geus: Well at this point in time we would like to thank you for participating in this impromptu conference call, especially in front of what for many is a weekend in the middle of the week and so we're looking forward to a good team up with IKOS. Although it's a little bit delayed in time, we think that from a strategic point of view, this is a fantastic addition and we really like the people that we're working with here and so expect this will be a very good relationship going forward. Thank you very much for your attention.